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RECD S.E.C.
APR 18 2003
1086


03022275

File No. 82-4939

April 18, 2003

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant Event dated April 16, 2003
- Individual Financial Statements 2002
- Consolidated Financial Statements 2002

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

6/4

GRUPO FERROVIAL, S.A., in compliance with the provisions of Article 82 of the Securities Market Law (*Ley de Mercado de Valores*), hereby notifies the *Comisión Nacional del Mercado de Valores* of the following

SIGNIFICANT INFORMATION

FERROVIAL SERVICIOS, S.A., a company wholly owned by GRUPO FERROVIAL, S.A., hereby announces its decision to make a tender offer to acquire all the shares of UK company Amey Plc, which are listed on the London Stock Exchange (the "Offer"). The terms and conditions of the Offer have been agreed upon with the Board of Directors of Amey Plc, which has unanimously recommended that its shareholders accept it.

Ferrovial Servicios, S.A. plans to file the prospectus for the Offer in the next few days, at which point the period for acceptance will commence.

The price established for the Offer is 32 pence per share (0.47 euros per share), which is a premium of 19% over the closing price of Amey Plc on the London Stock Exchange on 15 April 2003 and of 37% over the average share price in the last three months.

Consequently, the Offer for 100% of Amey Plc amounts to a total of 81 million pounds sterling, which is equivalent to 117.7 million euros.

The Offer is made in cash and it will be financed out of equity.

The Offer is conditional upon obtaining at least 90% of the capital of Amey Plc. The bidder has obtained a prior commitment to accept the Offer from shareholders representing 32.6% of the capital stock, including the capital owned by the company's directors.

Amey Plc operates in the UK, providing services to public sector and private sector customers. Its principal activities are maintenance of roads (in which it is the market leader) and railways, maintenance of public lighting, facility management and Business Process Outsourcing (BPO).

Amey Plc is also involved in the private financing and development of infrastructure and services for the Administration under such systems as PFI (Private Finance Initiatives) and PPP (Public Private Partnership).

Amey Plc's revenues in the year ended 31 December 2002 amounted to 1,350 million euros and its backlog of contracts totals 3,770 million euros.

The plan to include Amey Plc in the Ferrovial Group is part of the strategy to expand and enhance Ferrovial's services activities, the aim being to attain a strong presence in

this field in the United Kingdom, which may serve as a springboard for development in other markets.

Madrid, 16 April 2003

José María Pérez Tremps
Director and Company Secretary